# UNITED STATES OF AMERICA
## BEFORE THE
## SECURITIES AND EXCHANGE COMMISSION
December 18, 2020

_____

In the Matter of

**Inn of the Mountain Gods Resort and
Casino, and certain co-applicants
287 Carrizo Canyon Road
Mescalero, NM 88340**

**ORDER DECLARING THE APPLICATION
FOR QUALIFICATION OF THE TRUST
INDENTURE EFFECTIVE PURSUANT TO
SECTION 307(c) OF THE TRUST
INDENTURE
ACT OF 1939, AS AMENDED**

File No: 022-29090 and 022-29090-01
           to -04

_____


Inn of the Mountain Gods Resort and Casino and certain co-applicants filed with the Commission an application on Form T-3 and a Form T-1 for the qualification of the indenture identified in those documents, pursuant to Section 307(a) of the Trust Indenture Act of 1939, and the rules thereunder, and has requested acceleration of the effective date of the qualification of the indenture, pursuant to Section 307(c) of the Act.

It is ORDERED that the application shall become effective and the indenture qualified at 10:00AM on December 18, 2020.

Attention is directed to the provisions of Section 324 of the Trust Indenture Act of 1939, as amended, which make unlawful certain representations with respect to the effect of qualification under the Act.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.


Mara L. Ransom
Office Chief